Filed Pursuant To Rule 433

Registration No. 333-217785

December 7, 2017

European Gold ETFs Led the Way in November

By Brenton Garenon

December 6, 2017

Global gold ETF net inflows were concentrated in Europe in November, as investors added 15.8t (US$622 million, 1.5% AUM) of gold through funds listed in the region, according to the World Gold Council’s latest monthly data on gold ETF flows.

North America had November outflows of 5.4t (US$198 million, 0.38% AUM), declining for the second month in a row. Asian funds lost 0.3t (US$200,000, 0% AUM) last month, while ETFs in other regions lost 0.9t (US$30 million, 1.7% AUM).

Juan Carlos Artigas, Director, Investment Research, World Gold Council, told ETF Trends that its November data continues to show that there is truly a global market for gold-backed ETFs.

“Investors have embraced gold in 2017, buying 191.8 tonnes of gold through ETFs, as they seek to improve returns while reduce risk in their portfolios,” Artigas said. “European-listed funds have led the way, capturing 75% of net ETF flows year-to-date.”

In North America, iShares Gold Trust (NYSEArca: IAU) added 7.0t (US$292 million, 3.1% AUM). SPDR Gold Shares (NYSEArca: GLD) led outflows worldwide with 11.2t (US$451 million, 1.3% AUM) coming out of the fund.

In Europe, three currency-hedged funds grew substantially on a percentage basis. db Physical Gold Euro Hedged ETC added 5.3t (US$195 million, 14% AUM). UBS ETF CH-Gold CHF hedged added 4.2t (US$163 million, 19% AUM). db Physical Gold ETC EUR added 2.3t (US$95 million, 18% AUM). ETFS Physical Gold added 2.3t, increasing their AUM by 2%.

Global gold-backed ETFs collectively hold 2,357t, as funds added 198t of gold, equivalent to $8.149 billion, so far, this year, which represents an increase of 8.3% of global AUM from December 2016.

European funds continued to lead inflows and captured 75% of global inflows this year, adding 143t (US$5.7 billion, 14% AUM) of gold to their holdings in 2017. North America had inflows worth 62.3t (US$2.9 billion, 5.5% AUM), while Asian funds saw outflows of 13.7t (US$455 million, 14% AUM) during the year. Other regions had marginal outflows of 0.1t (US$8.7 million, 0.5% AUM) over the period.

German-based ETFs account for 34% of global net inflows in 2017. Xetra-Gold alone accumulated 53.3t (US$2.1 billion) – a 49% increase year-to-date. However, these funds’ growth halted over the past two months. In the US, iShares Gold Trust and SPDR® Gold Shares accumulated a combined 62.5t or 33% of gross global inflows.

For more information on the gold market, visit our gold category.

Tom Lydon’s clients own shares of GLD.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.